FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, December 16, 2014

FAIRFAX AGREES TO ACQUIRE
CZECH, HUNGARIAN AND SLOVAKIAN INSURERS

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announced today that it has entered into an agreement with QBE Insurance (Europe) Limited (“QBE”) to acquire QBE’s insurance operations in the Czech Republic, Hungary and Slovakia.  The existing businesses and renewal rights of QBE’s operations in the Czech Republic, Hungary and Slovakia are expected to be transferred to Fairfax by the third quarter of 2015, subject to customary closing conditions, including various regulatory approvals.

QBE’s operations in the Czech Republic, Hungary and Slovakia generated over US$40 million in profitable gross written premiums in a range of general insurance classes, including property, travel, general liability and product protection.  On closing, these operations will become part of Fairfax Eastern Europe under the leadership of Peter Csakvari, a 22-year insurance leader in Eastern Europe.

“The operations in Hungary, Slovakia and Czech Republic are each led by general managers with more than twelve years of experience in their respective markets and supported by strong teams of underwriters with demonstrated experience writing profitable business over the long-term.  We look forward to concluding this transaction with QBE and building Fairfax Eastern Europe over the long-term with the existing experienced teams under the leadership of Peter Csakvari, a proven leader in the region,” said Prem Watsa, Chairman and CEO of Fairfax.

Scotiabank introduced Fairfax to this acquisition opportunity and provided Fairfax with advisory services for this transaction.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:       John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946